Exhibit 99.1

GRUPO TRANSPORTACIÓN FERROVIARIA

MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

GRUPO TRANSPORTACIÓN FERROVIARIA

MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

REPORT OF INDEPENDENT AUDITORS

Mexico City, March 19, 2004

To the Board of Directors and Stockholders of

Grupo Transportación Ferroviaria Mexicana, S. A. de C. V.

We have audited the accompanying combined and consolidated balance sheets of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the related combined and consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with International Auditing Standards and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the combined and consolidated financial position of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the combined and consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 to the combined and consolidated financial statements.

PricewaterhouseCoopers

/s/    ALBERTO DEL CASTILLO V. V.

Alberto Del Castillo V. Vilchis

Audit Partner

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Note 1)

(amounts in thousands of US dollars)

	December 31,
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$30,249	$3,597
Accounts receivable—Net	90,596	101,595
Amounts due from related parties (Note 7)	5,316	5,410
Taxes recoverable	78,808	51,244
Other accounts receivable—Net	27,820	34,046
Materials and supplies	20,261	16,693
Other current assets	12,200	13,157

Total current assets	265,250	225,742
Long-term account receivable	1,388	1,350
Concession rights and related assets—Net (Note 3)	1,215,487	1,174,217
Property, machinery and equipment—Net (Note 4)	609,367	632,431
Investment held in associate company (Note 2h.)	7,435	8,020
Other assets	524	1,507
Deferred income taxes (Note 10)	100,972	78,845

Total assets	$2,200,423	$2,122,112

Liabilities and stockholders’ equity
Short-term liabilities:
Current portion of long-term debt (Note 5)	$18,286	$192,740
Current portion of capital lease obligations (Note 11)	267	414
Amounts owed to related parties (Note 7)	9,175	10,010
Suppliers	57,236	65,522
Advance payments from customers	7,055	5,809
Accounts payable and accrued expenses	55,276	86,268

Total short-term liabilities	147,295	360,763

Long-term portion of capital lease obligations (Note 11)	1,875	1,556
Long-term debt (Note 5)	968,555	745,189
Other long-term liabilities	40,735	33,724

Total long-term liabilities	1,011,165	780,469

Total liabilities	1,158,460	1,141,232

Minority interest (Note 2o.)	329,619	317,475

Commitments and contingencies (Note 11)
Stockholders’ equity (Note 8):
Common stock, 10,063,570 shares authorized and issued without par value	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(33,562)	(33,562)
Retained earnings	143,802	94,863

Total stockholders’ equity	712,344	663,405

Total liabilities and stockholders’ equity	$2,200,423	$2,122,112

The accompanying notes are an integral part of these combined and consolidated financial statements.

(3)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 7)

(amounts in thousands of US dollars, except per share amounts)

	Year ended December 31,
	2001	2002	2003
Transportation revenues	$720,627	$712,140	$698,528

Costs and expenses:
Salaries, wages and employee benefits	128,845	124,413	121,762
Purchased services	147,015	163,835	155,594
Fuel, material and supplies	68,717	58,594	71,843
Other costs	147,578	129,428	130,769
Depreciation and amortization	79,496	82,552	86,554

	571,651	558,822	566,522

Income on transportation	148,976	153,318	132,006

Other income (expenses)—Net (Note 9)	35,572	(19,255)	(35,382)

Operating income	184,548	134,063	96,624

Interest income	4,510	4,974	1,509
Interest expense	(87,009)	(101,722)	(112,641)
Exchange gain (loss)—Net	2,783	(17,411)	(13,695)

Net financing cost	(79,716)	(114,159)	(124,827)

Income (loss) before provision for deferred income taxes and minority interest	104,832	19,904	(28,203)
Income tax and deferred income tax expense (Note 10)	(2,652)	(30,233)	(32,890)

Income (loss) before minority interest	102,180	(10,329)	(61,093)
Minority interest	(20,431)	2,341	12,154

Net income (loss) for the year	$81,749	($7,988)	($48,939)

Net income (loss) for the year per share (Note 2p.)	$8.12	($.89)	($6.45)

The accompanying notes are an integral part of these combined and consolidated financial statements.

(4)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES

IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2001, 2002 AND 2003

(Notes 1 and 8)

(amounts in thousands of US dollars)

	Common stock	Effect on purchase of subsidiary shares	Treasury shares	Retained earnings	Total
Balance at December 31, 2000	$807,008	$17,912		$69,763	$894,683
Net income for the year				81,749	81,749

Balance at December 31, 2001	807,008	17,912		151,512	976,432
Effect on purchase of subsidiary shares		(51,474)		278	(51,196)
Treasury shares			($204,904)		(204,904)
Net loss for the year				(7,988)	(7,988)

Balance at December 31, 2002	807,008	(33,562)	(204,904)	143,802	712,344
Net loss for the year				(48,939)	(48,939)

Balance at December 31, 2003	$807,008	($33,562)	($204,904)	$94,863	$663,405

The accompanying notes are an integral part of these combined and consolidated financial statements.

(5)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Note 1)

(amounts in thousands of US dollars)

	Year ended December 31,
Cash flows from operating activities:	2001	2002	2003

Net income (loss) for the year	$81,749	($7,988)	($48,939)

Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	79,496	82,552	86,554
Amortization of discount on senior unsecured debentures
and commercial paper	49,408	23,158	370
Income tax and deferred income tax expense	2,652	30,233	32,890
Minority interest	20,431	(2,341)	(12,154)
Loss on sale of property, machinery and equipment—Net	7,585	6,897	2,909
Gain on transfer of concession rights—Net	(60,744)
Changes in other assets and liabilities:
Accounts receivable	(17,697)	12,966	(10,999)
Other accounts receivable	(24,595)	(36,915)	21,338
Materials and supplies	1,269	3,068	3,568
Other current assets	(1,084)	(2,170)	(957)
Amounts due to related parties	(21,289)	(4,180)	741
Accounts payable and accrued expenses	11,912	13,811	27,269
Other non-current assets and long-term liabilities	3,454	(6,345)	(2,926)

Total adjustments	50,798	120,734	148,603

Net cash provided by operating activities	132,547	112,746	99,664

Cash flows from investing activities:

Investment in Mexrail Inc.		(44,000)
Sale of property, machinery and equipment	2,012	642	2,390
Acquisition of property, machinery and equipment	(85,245)	(89,355)	(73,121)
Acquisition of treasury shares		(162,575)

Net cash used in investing activities	(83,233)	(295,288)	(70,731)

Cash flows from financing activities:

Payments under commercial paper	(25,156)	(340,000)	(37,001)
Proceeds from commercial paper		196,738
Proceeds from senior notes		175,241
Proceeds from term loan facility		128,000
Principal payment of term loan facility			(18,286)
Principal payments under capital lease obligations	(4,227)	(298)	(298)

Net cash (used in) provided by financing activities	(29,383)	159,681	(55,585)

Increase (decrease) in cash and cash equivalents	19,931	(22,861)	(26,652)
Cash and cash equivalents:
Beginning of the year	33,179	53,110	30,249

End of the year	$53,110	$30,249	$3,597

Supplemental information:

Cash paid during the year for interest	$28,779	$58,525	$98,626

Non-cash transactions:

Due from Mexican Government	$81,892	$93,555

Due from related parties		$20,000

Assets acquired through capital lease obligation	$2,448		$120

The accompanying notes are an integral part of these combined and consolidated financial statements.

(6)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(amounts in thousands of US dollars ($) or thousands of Pesos (Ps),

except number of shares)

NOTE 1 - THE COMPANY:

Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”) was incorporated on July 12, 1996. In December 1996, Grupo TFM was awarded the right to acquire (the “Acquisition”) an 80% interest in TFM, S. A. de C. V. (“TFM” or the “Company”), formerly Ferrocarril del Noreste, S. A. de C. V. pursuant to a stock purchase agreement.

Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in the Company, which in turn is the holding company of Mexrail, Inc. (“Mexrail”) and Arrendadora TFM, S. A. de C. V. (“Arrendadora TFM”). The stockholders of Grupo TFM are TMM Multimodal, S. A. de C. V. (“TMM Multimodal”), an indirect subsidiary of Grupo TMM, S. A. de C. V. (“Grupo TMM”), Nafta Rail, S. A. de C. V. (“Nafta”), an indirectly wholly owned subsidiary of Kansas City Southern (“KCS”) and TFM. See Note 8.

TFM lines are comprised of approximately 2,641 (excluding the 20 miles of the Griega-Mariscala stretch, see Note 3) miles of track, which form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Támpico and the Mexican/United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

Approximately 71% of the Company’s employees are covered under a collective bargaining agreement dated July 1, 2001. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable

(7)

amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM. TFM now controls the operation and dispatching of the entire international rail bridge.

The purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders’ equity, at TFM level amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction in Grupo TFM was accounted as a reduction of stockholders’ equity amounting to $33,562 and to minority interest amounting to $8,390.

Since the above sale of Mexrail to TFM was a transaction between entities under common control, the transaction, for financial reporting purposes, has been retroactively restructured for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.

Arrendadora TFM was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives and cars acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003). Arrendadora TFM is a subsidiary of TFM.

On May 9, 2003, TFM sold its 51% interest in Mexrail and its wholly owned subsidiary the Tex-Mex Railway, to KCS for 32.6 million. The Mexrail stock sold was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board (“STB”). Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Since the sale was conditional on obtaining approval of the transaction by the STB, TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Grupo TFM and subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) expressed in U.S. dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles (“U.S. GAAP”). See Note 12. The most significant accounting policies are described below.

a. Consolidation

The consolidated financial statements include the accounts of Grupo TFM and its subsidiaries. All intercompany balances and transactions have been eliminated.

b. Translation

Although Grupo TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos (“Ps”), except Mexrail and its subsidiary, Grupo TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency.

Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

c. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

d. Accounts receivable

Accounts receivable are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

e. Materials and supplies

Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.

f. Concession rights and related assets

Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 3 and 4). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 3) based on their estimated fair value.

The assets acquired and liabilities assumed include:

(i)	The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

(ii)	The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

(iii)	The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

(iv)	Capital lease obligations assumed.

g. Property, machinery and equipment

Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 4).

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of locomotives rebuilt is capitalized and is amortized over the period in which benefits are expected to be received (eight years).

h. Investment held in associate company

TFM’s 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting. For the years ended December 31, 2001, 2002 and 2003, the equity in the loss (income) of Mexico City rail terminal amounted $915, ($1,269) and ($282), respectively and is included in other income (expenses)-net in the combined and consolidated statements of income (see Note 9).

i. Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized, will be available.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

j. Borrowings

Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statements over the period of the borrowings.

k. Seniority premiums

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Starting in 2002, the Company recognized the seniority premiums based on actuarial computations. At December 31, 2002 and 2003, the Company had a provision of $778 and $847, respectively, which is included in other long-term liabilities in the combined and consolidated balance sheets.

Other compensations based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, are charged to the statement of income in the year in which they become payable.

l. Revenue recognition

Revenue is recognized proportionally as a shipment moves from origin to destination.

m. Intangible assets and long-lived assets

The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

n. Leases

Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

o. Minority interest

The minority interest reflects the 20% share of the Company held by the Government.

p. Net income (loss) per share

Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 was 10,063,570; 9,011,069 and 7,585,100, respectively.

q. Use of estimates

The preparation of the combined and consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

r. Financial risk management

(i) Financial risk factors

The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures. These contracts are mark to market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. See Note 6.

(ii) Foreign exchange risk

TFM operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso.

At December 31, 2003 Grupo TFM had monetary assets and liabilities denominated in Mexican pesos of Ps1,325 million and Ps261 million (Ps1,292 million and Ps414 million, at December 31, 2002), respectively. At December 31, 2002 and 2003 the exchange rate was Ps10.45 and Ps11.23 per US dollar, respectively. At March 19, 2004, date of issuance of these consolidated financial statements, the exchange rate was Ps10.98 per US dollar.

(iii) Interest-rate risk

The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM’s policy is to maintain approximately 75% of its borrowings in fixed-rate instruments. At the year and December 31, 2002 and 2003 75% and 80% were at fixed rates.

(iv) Concentration of risk

Over 19.4% of the Company’s transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company’s largest customer accounted for approximately 10% of transportation revenues. The Company performs ongoing credit valuations of its customers’ financial conditions and maintains a provision for impairment of those receivables.

s. Reclassifications

Certain figures of the years 2001 and 2002 were reclassified according to 2003 figures.

t. New accounting pronouncements

The International Accounting Standards Board (“IASB”) on December 18, 2003 revised International Accounting Standards (“IAS”) 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33 and 40 and gave notice of the withdrawal of IAS 15. The revised standards mark the near-completion of the IASB’s improvement project.

The project addressed concerns, questions and criticism raised by securities regulators and other interested parties about the existing set of IASs. The project brings:

-	Removal of some options (i. e. allowed alternatives)
-	Better reporting through convergence
-	New guidance and disclosures

Improved versions of two further standards (IAS 32 and IAS 39) were also revised by the Board as part of its improvements project and issued on December 17, 2003.

The effective date for the amended standards is for financial periods beginning on or after January 1, 2005. Earlier adoption is permitted.

On February 19, 2004, the IASB published IFRS 2, “Share-based Payment”. Effective date is for periods beginning on or after January 1, 2005. IFRS 2 replaces the IAS 19 disclosure requirements for equity compensation benefits. The IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based transactions and with settlement alternatives.

Management is currently evaluating the impact, if any, of the adoption of the above-mentioned standards.

NOTE 3—CONCESSION RIGHTS AND RELATED ASSETS:

In December 1996, the Mexican Government (the “Government”) granted TFM the Concession (the “Concession”) to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length.

Under the terms of the Concession, the Company has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities. Ownership of such property and fixtures, however, has been retained by the Government.

Concession rights and related assets are summarized below:

	December 31,		Estimated useful lives (years)
	2002	2003
Land	$132,878	$132,878	50
Buildings	33,113	33,113	27-30
Bridges	75,350	75,350	41
Tunnels	94,043	94,043	40
Rail	317,268	317,268	29
Concrete and wood ties	137,351	137,351	27
Yards	106,174	106,174	35
Ballast	107,189	107,189	27
Grading	391,808	391,808	50
Culverts	14,942	14,942	21
Signals	1,418	1,418	26
Other	61,792	61,792	5-50

	1,473,326	1,473,326
Accumulated amortization	(257,839)	(299,109)

Concession rights and related assets—Net	$1,215,487	$1,174,217

Amortization of concession rights was $40.0 million, $40.2 million, and $41.0 for the years ended December 31, 2001, 2002 and 2003, respectively.

On February 9, 2001 the Ministry of Communications and Transport (“SCT”) issued statement 4.123. Under this statement, the SCT and TFM agreed to transfer a line of the two-way Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM recorded a receivable from the Government in the amount of $85,226, which was applied against the purchase price of the 24.63% Grupo TFM’s capital stock owned indirectly by the Government through Ferrocarriles Nacionales de México (“FNM”) and Nacional Financiera, S. N. C. (“Nafin”) (see Note 8). During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other income (expenses)-net in the combined and consolidated statement of income (see Note 9).

Government payment was restated in accordance with an appraisal performed by the “Comisión de Avalúos de Bienes Nacionales”, until the payment date.

On February 12, 2001, the SCT modified the Concession title granted to TFM (i) to transfer the Griega-Mariscala stretch described above, and (ii) authorized the dismantling of the catenary running over the route between Huehuetoca, State of Mexico and the City of Querétaro.

NOTE 4—PROPERTY, MACHINERY AND EQUIPMENT:

Pursuant to the asset purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see Note 11). Legal title to the purchased assets was transferred to TFM at that time.

	2003
	Balance at beginning of year - net of accumulated depreciation	Additions	Disposals	Transfer and others	Depreciation	Balance at end of year - net of accumulated depreciation	Estimated useful lives (years)
Locomotives	$111,644				$11,609	$100,035	14
Freight cars	66,023	$122	$3,356		5,387	57,402	12 -16
Machinery of workshop	7,000	5		$387	1,944	5,448	8
Machinery of road	21,712	310		78	1,910	20,190	14
Terminal and other equipment	35,528	1,212	177	17,951	5,153	49,361	1 - 15
Track improvement	234,769	27,391		22,939	9,096	276,003	15 - 48
Buildings	5,368	820	34		177	5,977	20
Overhaul	45,246	9,758			10,197	44,807	8

	527,290	39,618	3,567	41,355	45,473	559,223
Land	37,607	18	198			37,427
Construction in progress	44,470	33,485		(42,174)		35,781

	$609,367	$73,121	$3,765	($819)	$45,473	$632,431

	2002
	Balance at beginning of year - net of accumulated depreciation	Additions	Disposals	Transfer and others	Depreciation	Balance at end of year - net of accumulated depreciation	Estimated useful lives (years)
Locomotives	$123,385		$122		$11,619	$111,644	14
Freight cars	76,905		4,974		5,908	66,023	12 - 16
Machinery of workshop	8,499	$70		$337	1,906	7,000	8
Machinery of road	20,790	14	61	2,747	1,778	21,712	14
Terminal and other equipment	36,798	1,571	223	3,069	5,687	35,528	1 - 15
Track Improvement	195,136	5,518		40,885	6,770	234,769	15 - 48
Buildings	5,033	181		292	138	5,368	20
Overhaul	44,092	10,120			8,966	45,246	8

	510,638	17,474	5,380	47,330	42,772	527,290
Land	37,459		14	162		37,607
Construction in progress	20,624	71,881		(48,035)		44,470

	$568,721	$89,355	$5,394	($543)	$42,772	$609,367

Depreciation of property, machinery and equipment was $39.5 million in 2001, $42.8 million in 2002 and $45.5 in 2003.

(16)

NOTE 5—FINANCING:

Financing is summarized as follows:

	December 31,
	2002			2003
	Proceeds	Deferred financing costs/ discount	Borrowings	Proceeds	Deferred financing costs/ discount	Borrowings
Short-term debt:
Commercial paper (1)				$85,000	($593)	$84,407
Current portion of long-term debt:
Term loan facility (2)	$18,286		$18,286	109,713	(1,380)	108,333

	$18,286		$18,286	$194,713	($1,973)	$192,740

	December 31,
	2002			2003
	Proceeds	Deferred financing costs/ discount	Borrowings	Proceeds	Deferred financing costs/ discount	Borrowings
Long-term debt:
Senior notes due 2007 (3)	$150,000		$150,000	$150,000		$150,000
Senior discount debentures (4)	443,501	($7,592)	435,909	443,501	($6,247)	437,254
Senior notes due 2012 (5)	180,000	(25,654)	154,346	180,000	(22,065)	157,935
Commercial paper (1)	122,000	(1,517)	120,483
Term loan facility (2)	109,714	(1,897)	107,817

	$1,005,215	($36,660)	$968,555	$773,501	($28,312)	$745,189

On September 17, 2002, the total amount of the initial commercial paper was due and the Company entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance the initial commercial paper program (the “Credit Agreement”). The Company repaid the remaining $60 million of indebtedness outstanding under the former commercial paper program.

According to the Credit Agreement, the Company entered into two new bank facilities as follows:

(1) New commercial paper

The second and new commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the new commercial paper facility rank at least pari passu with the other senior unsecured indebtedness.

The average interest rate for the year ended December 31, 2002 and 2003 was 1.87% and 1.28%, respectively.

(2) Term loan facility

The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2002 and 2003 was 4.44% and 3.97%, respectively.

On October 22, 2003, the Company began discussions with the Syndicate Members towards the refinancing the outstanding balance of the existing $122,000 commercial paper program, including the reduction of such program to a maximum amount of $85,000 and the required changes to financial covenants to the above mentioned credit agreements.

As of March 19, 2004, date of issuance of these combined and consolidated financial statements the Company is still discussing the terms of the refinancing of its commercial paper program.

(3) Senior notes due 2007

In June 1997 the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

Interest expense related with the senior notes amounted $16,167, for each one of the years ended December 31, 2001, 2002 and 2003.

(4) Senior discount debentures (“SDD”)

The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The SDD yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at a certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

(18)

Interest expense related with the SDD amounted $47,763, $53,406 and $54,796 during 2001, 2002 and 2003, respectively.

(5) Senior notes due 2012

TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 senior notes and its debentures to an amendment providing for certain changes to the “Limitation on Restricted Payments”, “Limitation on Indebtedness”, and “Limitation on Liens” covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government (see Note 8).

In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM’s option on or after June 15, 2007 and, subject to certain limitations. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.

The Company incurred and capitalized $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.

Interest expense related with the senior notes due 2012 amounted to $23,659, for the year ended December 31, 2003.

Covenants

The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation on affiliate transactions and restrictions and asset sales, with which Grupo TFM and subsidiaries were in compliance at December 31, 2002.

On May 2, 2003 the Credit Agreement was amended to restate some covenants for the term loan facility and the commercial paper program.

On October 24, 2003 and on March 10, 2004, TFM received a waiver from the banks which participate in the Credit Agreement of the term loan facility and the commercial paper program. TFM is now waived from the financial covenants under such agreement for the three months ended September 30, 2003 and for the three months ended December 31, 2003, respectively.

(19)

Considering that some financial covenants were breached in 2003, and it is probable that further breaches will occur within twelve months period of the balance sheet date, the outstanding long-term loan facility amounting to $71,762 has been reclassified to short-term debt as of December 31, 2003.

Maturity of long-term debt is as follows:

	December 31,
	2002			2003
	Proceeds	Deferred financing costs/ discount	Borrowings	Proceeds	Deferred financing costs/ discount	Borrowings
2004	$158,570	($2,034)	$156,536
2005	36,572	(517)	36,055
2006	36,572	(863)	35,709
2007	150,000		150,000	$150,000		$150,000
2008 and thereafter	623,501	(33,246)	590,255
2009 and thereafter				623,501	($28,312)	595,189

	$1,005,215	($36,660)	$968,555	$773,501	($28,312)	$745,189

NOTE 6—FINANCIAL INSTRUMENTS:

Fuel swap contracts

The Company may seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM’s fuel hedging program covered approximately 25% of estimated fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.

As of December 31, 2002, the Company had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired in January and February 2003. The realized gain was $1,548 and the Company has only recorded at December 31, 2002 a benefit of $1,009 and in 2003 the remaining $539 were recognized.

As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849. As of December 31, 2003, the Company did not have any fuel future contracts.

Foreign exchange contracts

The purpose of the Company’s foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.

The nature and quantity of any hedging transactions will be determined by Management of the Company based upon net assets exposure and market conditions.

(20)

As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option expired in May 29, 2003.

Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2003.

As of December 31, 2003, the Company had two Mexican peso call options outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps13.00 and Ps.12.50 each one per dollar. These options will expire on September 8, and May 29, 2004, respectively. The premium paid was $250 and $40, respectively.

Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.

The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2002 was $140,625 and $427,334, and at December 31, 2003 was $142,922 and $446,956, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2002 and 2003 was $179,325 and $205,200, respectively. The carrying amount of commercial paper and term loan facility approximates fair value due to their variable rates.

NOTE 7—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,
	2002	2003
Accounts receivable:
Terminal Ferroviaria del Valle de México, S. A. de C. V.		$1,550
Other Grupo TMM’s subsidiaries	$5,316	3,860

	$5,316	$5,410

Accounts payable:
KCS	$1,222	$4,345
Terminal Ferroviaria del Valle de México, S. A. de C. V.	3,479
Other Grupo TMM’s subsidiaries	4,474	5,665

	$9,175	$10,010

(21)

The most important transactions with related parties are summarized as follows:

	Year ended December 31,
	2001	2002	2003
Transportation revenues	$4,431	$10,375	$13,783

Management services	($2,500)	($ 2,500)	($ 2,500)

Other expenses	($9,161)	($ 9,800)	($ 8,426)

Grupo TMM management services agreement

The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.

KCS Transportation Company (“KCSTC”) management services agreement

The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM are entitled to receive (1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) and additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.

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NOTE 8—STOCKHOLDERS’ EQUITY:

Grupo TFM’s capital stock is variable with a fixed minimum of Ps50,000 and an unlimited maximum. The capital stock of Grupo TFM is divided into series without par value, whose principal differences relate to: a) Series “A” shares with voting rights, which can be held only by persons or companies of Mexican nationality and represent up to 51% of the capital stock of Grupo TFM; b) Series “B” shares with voting rights, which can be held by persons or companies of non-Mexican nationality and represent up to 49% of the capital stock of Grupo TFM, unless authorized by the National Commission of Foreign Investments, in which case the percentage can be higher, and c) Series “L” shares with restricted voting rights, which are not entitled to a dividend preference.

In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the “call option”) to purchase the Government’s equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 5) and approximately $93,555 was applied against note receivables from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.

At December 31, 2003 the capital stock of Grupo TFM is represented by 10,063,570 shares as follows:

Stockholders	Number of shares (fixed portion of capital stock)	Number of shares (variable portion of capital stock)
	Series “A”	Series “A”
TMM Multimodal	25,500	3,842,901

	Series “B”	Sub-series “B”
Nafta	24,500	3,692,199

		Sub-series “L-2”
TFM (treasury shares)		2,478,470

Total	50,000	10,013,570

(23)

Pursuant to the new shares sub-series “L-2” granted to TFM, the voting rights attached to these shares are limited to the following matters: (i) extension of the duration of the Company; (ii) premature dissolution of the Company; (iii) change in the object of the Company; (iv) change of nationality of the Company; (v) transformation of the Company; (vi) merger with another company; (vii) the split-up of the Company and (viii) the cancellation of the registration of the shares with the Mexican Stock Exchange or any foreign stock exchange of the shares which might be registered. Except as described above, holders of Sub-series “L-2” shares have no voting rights. Grupo TFM Sub-series “L-2” shares do not confer upon the holders thereof any right to preference dividends.

The sub-series “L-1” shares that were previously held the by Government were cancelled as the call option was appointed by TFM.

At the General Ordinary Stockholders’ Meeting held on December 21, 2001, the stockholders of Grupo TFM agreed to pay dividends of $33,819, equivalent to $3.3605 per share.

At the Unanimous Resolutions Meeting held on December 21, 2001, the stockholders of TFM agreed to pay dividends of $33,165, equivalent to $0.0002396 per share.

On March 26, 2002, the Company received the ruling from Mexican Court annulling the Ordinary Stockholders’ Meeting mentioned above. As a consequence the Unanimous Resolutions Meeting mentioned above, was also annulled, thus the dividends, agreed in both Meetings, were cancelled in the consolidated financial statements as of December 31, 2001, giving retroactive effect to said annulment. Thus, the amounts paid in this regard were applied against the acquisition of Mexrail and the purchase price of the 24.63%. (See Note 1).

The Government retained a 20% interest in TFM’s shares and reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government’s equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government’s TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. See actual events on Note 11.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

(24)

NOTE 9—OTHER INCOME (EXPENSES):

	December 31,
	2001	2002	2003
Fees paid in VAT Lawsuit (1)		($6,260)	($26,701)
Sales of property and equipment—Net	($7,585)	(6,897)	(2,909)
Costs of locomotive sublease	(1,452)	(1,256)	(1,240)
Electric locomotive maintenance	(2,469)	(2,428)	(2,428)
Gain on sale of Hercules Mariscala Line	60,744	2,384
Equity in Terminal Ferroviaria del Valle de
México	(915)	1,269	282
Recoverable income tax	2,861		1,222
Other—Net	(15,612)	(6,067)	(3,608)

	$35,572	($19,255)	($35,382)

(1) As a result of the resolution of the courts regarding the VAT claim, in which TFM won on August 13, 2003, TFM has paid to external lawyers handling the case on behalf of the Company, fees in accordance with the terms of the agreements. Notwithstanding, in accordance with IAS the VAT recovery is a contingency gain as of December, 31, 2003. (See Note 11)

NOTE 10—INCOME TAX, EMPLOYEES’ STATUTORY PROFIT SHARING, ASSET TAX AND TAX LOSS CARRYFORWARDS:

Income tax

Grupo TFM and its subsidiaries compute income tax on an individual basis. However, Grupo TFM and its subsidiaries (except Mexrail and its subsidiary) report tax results to Grupo TMM at the 60% from its holding interest in each subsidiary to determine Grupo TMM’s consolidated tax result. Thus, Arrendadora TFM owes income tax of $2,551 to Grupo TMM as of December 31, 2003.

Grupo TFM and its subsidiaries had historical combined losses for tax purposes of $51,680, $401,415 and $234,403 for the years ended December 31, 2001, 2002 and 2003, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

(25)

The expense for income tax charged to income was as follows:

	Year ended December 31,
	2001	2002	2003
Current income tax expense	$79	$—	$10,763
Deferred income tax expense	2,573	30,233	22,127

Net income tax expense	$2,652	$30,233	$32,890

Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax expense was as follows:

	Year ended December 31,
	2001	2002	2003
Income (loss) before income tax	$104,832	$19,904	($28,203)

Income tax at 35% in 2001 and 2002 and 34% in 2003	$36,691	$6,967	($9,589)
(Decrease) increase resulting from:
Effects of inflationary and devaluation components	28,680	(42,251)	(15,347)
Indexation of depreciation and amortization	(39,648)	48,117	30,154
Effects of inflation on tax loss carryforwards	(26,202)	14,281	(9,222)
Non-deductible expenses	911	2,128	578
Change in tax rate from 35% to 32%		(1,837)	2,992
Other - Net	2,220	3,828	2,630

Net deferred income tax expense	$2,652	$30,233	$32,890

According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease one percent per year from 35% starting in 2003 up to 32% in 2005.

(26)

The components of deferred tax assets and (liabilities) are comprised of the following:

	December 31,
	2002	2003
Tax-loss carryforwards	$381,954	$478,947
Inventories and provisions - Net	31,255	20,597
Machinery and equipment	(42,951)	(48,224)
Concession rights	(264,046)	(367,949)
Other	(5,240)	(4,526)

Net deferred income tax asset	$100,972	$78,845

The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences. Management has evaluated the recoverability of such amounts by estimating future tax profits expected in the foreseeable future and the remaining tax loss carryforward periods which extend between 2012 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best estimate as of this date.

Employees’ statutory profit sharing

Employees’ statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2001, 2002 and 2003, there was no basis for employees’ statutory profit sharing.

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. For the year ended December 31, 2001 the Company was not subject to assets tax. There was no asset tax due in 2002 and 2003.

Tax loss carryforwards

At December 31, 2003 Grupo TFM and its subsidiaries had combined tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown in next page.

(27)

Year in which loss arose	Inflation-indexed amounts as of December 31, 2003	Year of expiration
1996	$14,130	2046
1997	228,092	2046
1998	339,384	2046
1999	9,049	2046
2000	160,049	2046
2001	68,743	2046
2002	398,791	2012
2003	274,817	2013

	$1,493,055

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

Commitments:

Concession duty

Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2001, 2002 and 2003 the concession duty expense amounted to $3,391, $3,267 and $3,599, respectively, which was recorded as operating expense.

Capital lease obligations

At December 31, 2002 and 2003, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase them at the end of the agreement term.

Locomotives operating leases

In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 17 and 18 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2003, the Company had received 150 locomotives. Rents under these agreements amounted $28.8 million in 2001, $29.1 million in 2002 and $29.1 million in 2003.

(28)

Future minimum payments, by year and in the aggregate, under the aforementioned leases are as follows:

	At December 31,
Year ending December 31,	2002	2003
2003	$29,095
2004	29,135	$29,135
2005	29,095	29,095
2006	29,095	29,095
2007	29,095	29,095
2008 and thereafter	344,173	29,135
2009 and thereafter		315,038

	$489,688	$460,593

Railcars operating leases

The Company leases certain railcars under agreements, which are classified as operating leases. The term of the contracts fluctuate between 3 and 15 years. Future minimum rental payments, under these agreements are shown as follows:

	At December 31,
Year ending December 31,	2002	2003
2003	$32,830
2004	18,064	$31,930
2005	12,504	15,592
2006	10,012	12,642
2007	9,084	10,433
2008 and thereafter	51,143	9,498
2009 and thereafter		40,942

	$133,637	$121,037

(29)

Locomotives maintenance agreements

The Company has entered into two locomotives maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

Track maintenance and rehabilitation agreement

In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya - Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $30.2 million in 2001, $35.6 million in 2002 and $3.4 million in 2003. Under this agreement, the Company will pay approximately $30 million in the following 10 years.

Fuel purchase agreement

On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinación, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon three months notice.

Fuel freight service agreement

On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinación, which will expire until 2006. Under this agreement the Company has the obligation to provide services amounting in pesos by year as shown below:

	Minimum	Maximum
2003	Ps 126,264	Ps 315,659
2004	98,769	246,922
2005	98,769	246,922
2006	65,756	164,390

	Ps 389,558	Ps 973,893

(30)

Contingencies:

A) Value Added Tax Lawsuit

The Company has filed a claim for the refund of approximately $262 million (Ps 2,111 million) of value added tax (“VAT”) paid in connection with the Acquisition (see Note 1).

On September 25, 2002 the Mexican Magistrates Court of the First District (the “Federal Court”) issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court’s ruling. The Federal Court’s ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM’s right to receive a value added tax refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.

On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (“amparo”) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court’s determination that TFM had the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Treasury’s decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.

In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM’s VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM’s VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the

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VAT refund certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 13, 2003 the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remains in place.

On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million, or approximately $188 million as of December 31, 2003. TFM will continue seeking for the additional amounts representing the effect of inflation and interest on the original claim amount.

Recent events

On January 20, 2004, the Mexican Fiscal Administration Service (“Servicio de Administración Tributaria” or “SAT”) issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT’s action through all possible legal means.

In the preliminary summation finding, the SAT noted that the Company, “… wrongfully declared a VAT receivable for Ps2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal…” and as a result, the VAT cannot be credited. TFM has not made any reserve for this purported claim as it believes that it has not merits and as of today, no tax liability has been levied against TFM, as the final summary of the audit is still pending.

B) The Mexican Government Put

In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements. When the Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM. The intention was to sell these shares through a public offering, at such time as the Government considered it appropriate and with approval of the Comisión Nacional Bancaria y de Valores- “CNBV”, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM.

Additionally, TFM’s bid contained the following condition: “The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Bolsa Mexicana de Valores- “BMV”, at the initial offering prices plus respective interest”.

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The Company believes that under the Put Agreements, the Government agreed to comply with the following process in order to sell the equity interest that the Government retains in TFM:

1.	Register the TFM shares with the BMV;

2.	Receive the approval of the CNBV to exercise the put;

3.	Request that TFM provide all information necessary to place the Government’s equity stake in the equity markets; and

4.	Place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted.

When the above steps are completed, the Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price. The Company does not believe that any of the steps described above have been carried out. As a result, the Company believes that the Government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Government.

The price of the Government’s interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIS (representing Ps5,264 million, or approximately $468.4 million). This amount may not be equal to the fair market value of the Mexican Government’s interest. Nevertheless, if the Government’s put rights were properly exercised and the transaction was consummated, purchase accounting would apply and goodwill may be recognized for the excess, if any, of the purchase price over the fair value of net assets acquired.

Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM in October 2003, on October 31, 2003, the SCT requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Government. Grupo TFM responded that the purchase of the Government’s shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the SCT stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Government’s TFM shares would be made through the SAT.

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Grupo TFM requested that a federal court review the SCT’s communications with respect to the Government’s put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering the parties to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Government’s put option to be calculated at an interest rate of 6% per annum (approximately Ps160 millions or approximately $14.3 million at December 31, 2003).

However, as no further action has been taken by the Government to enforce its rights in connection with the put shares, Grupo TFM’s obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Grupo TFM will vigorously defend its view that the Government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

In the event that Grupo TFM does not purchase the Government’s put, Grupo TMM and KCS, or either Grupo TMM or KCS, are obligated to purchase the Government’s interest. Grupo TMM and KCS have cross indemnities in the event the Government requires only one of them to purchase its interest. The cross indemnities allow the party required to purchase the Government’s interest to require the other party to purchase its pro rata portion of such interest.

C) Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) disputes

TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM’s rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated and administrative proceeding requesting a determination of such rates by the SCT.

In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex went in last resource, to the “amparo” proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local issued a new ruling which both, Ferromex and TFM claimed in a new “amparo” proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.

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In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.

In March 2002, the SCT issued its ruling in response to TFM’s request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling goes into effect and TFM and Ferromex begin using the long-distance trackage rights over each other’s rail line, this will not have a material adverse effect on TFM’s results of operations. A separate ruling was issued confirming TFM’s right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an “amparo” proceeding against such suspension and Ferromex appealed the resolution granting the “amparo” to TFM. The final resolution on the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this “amparo” proceeding as well as on the main procedure regarding TFM’s right to use the Celaya-Silao stretch of Ferromex track.

Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.

D) Dispute between Grupo TMM and KCS

On April 20, 2003, Grupo TMM entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire the Grupo TMM’s interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS’s successor corporation. In addition, Grupo TMM was to have the right to receive an additional earnout of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was

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successfully resolved prior to the execution by the Government of its “put” rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the “put” shares held by the Government. Completion of the TFM sale was subject to approval by (i) holders of Grupo TMM existing notes, (ii) the shareholders of KCS and (iii) the shareholders of Grupo TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions. Subsequent to the execution of the Acquisition Agreement, KCS representatives undertook certain activities that Grupo TMM believes jeopardized the economic value to be realized by Grupo TMM and its shareholders form the sale of Grupo TFM. Grupo TMM believes these actions interfered with its ability to realize the earnout and also created the potential for serious detriment to the value of the KCS shares Grupo TMM was to receive in the transaction.

On August 18, 2003, Grupo TMM’s shareholders voted to reject the Acquisition Agreement. In addition, Grupo TMM’s Board of Directors met on August 22, 2003 and voted to terminate the Acquisition Agreement. Grupo TMM sent a notice of termination of the Acquisition Agreement to KCS that day.

KCS has disputed Grupo TMM rights to terminate the Acquisition Agreement and alleged certain breaches by Grupo TMM of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties have submitted these disputes to binding arbitration. An arbitration panel has been chosen in accordance with the terms of the Acquisition Agreement. KCS has obtained a preliminary injunction for the Delaware Chancery Court enjoining Grupo TMM from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was properly terminated.

On December 8, 2003, Grupo TMM and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issued of the Acquisition Agreement’s continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the panel bifurcated the issue of whether Grupo TMM properly terminated the Acquisition Agreement for the other disputed issues between the parties. On February 2, 3 and 4, 2004 a hearing was held in New York on the issue of whether Grupo TMM’s termination was proper. Grupo TMM maintained that they properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated. On February 19, 2004, Grupo TMM and KCS filed post-hearing briefs with the panel. Grupo TMM is currently awaiting a ruling from the panel on the issue of whether Grupo TMM’s termination was proper, which ruling is expected from the panel in April 2004. Once the panel issues its ruling, the parties will agree to a schedule to resolve the other remaining issues.

In March 2003, Grupo TMM announced that the three-member panel in the arbitration proceeding between KCS and Grupo TMM concluded, in an interim award, that the rejection of the Acquisition Agreement by Grupo TMM’s shareholders in its vote on August 18, 2003, did not authorized Grupo TMM to terminate the Agreement. Accordingly, the three-member panel indicated the Agreement will remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it

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unnecessary to determine whether approval by Grupo TMM’s shareholders is a “condition” of the Agreement.

Grupo TMM continues to believe that any transaction cannot occur without approval of the Company’s shareholders, and the panel’s decision did not reach a conclusion on that issue. The arbitration process will continue, and Grupo TMM will review the interim reward with its counsel and analyze the alternatives available to it in this process.

E) Other Legal Disputes involving KCS

Several Grupo TFM and TFM board of directors meetings have taken place since August 25, 2003. KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of such board meetings. In addition, KCS has initiated another proceeding seeking the nullification of Grupo TFM’s November 24, 2003 shareholders’ meeting. The Company believes that KCS’s claims in this connection are without merit. At present, the Company has responded to all claims concerning which the Company has been served. Although the Company cannot assure the outcome of the proceedings resulting from these claims, the Company believes that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on Grupo TFM or TFM.

F) Other legal proceedings

-	The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

-	The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study.

-	In January 2004, TFM and Arrendadora TFM assumed joint and several responsibility for the prepayment of federal taxes.

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-	The SAT, which is empowered to verify tax results for the last five years, is performing a review of the TFM´s 2000 and 2001 tax results. At present no final conclusion has been reached from the tax authorities; however, the Company considers that no material adverse effect would result from these reviews.

NOTE 12—RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:

The Company’s combined and consolidated financial statements are prepared in accordance with IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders’ equity.

a. Reconciliation of net income

	Reference to subnote d.	Year ended December 31,
		2001	2002	2003
Net income (loss) under IFRS		$81,749	($7,988)	($48,939)
Deferred income tax (expense) benefit	i	(6,679)	121,738	84,379
Deferred employees’ statutory profit sharing expense (benefit)	i	(2,623)	25,792	11,528
Deferred charges	ii	(933)	702
Amortization of deferred charges	ii			34
Depreciation	iii		(459)	(612)
Effect of U.S. GAAP adjustments on minority interest		2,047	(29,601)	(19,076)

Net income under U.S. GAAP		$73,561	$110,184	$27,314

b. Reconciliation of stockholders’ equity

	Reference to subnote d.	December 31,
		2002	2003
Stockholders’ equity under IFRS		$712,344	$663,405
Deferred income tax	i	33,406	117,785
Deferred employees’ statutory profit sharing	i	38,693	50,221
Deferred charges	ii	(231)	(197)
Depreciation	iii	(459)	(1,071)
Effect on purchase of subsidiary shares	iii	16,447	16,447
Effect of U.S. GAAP adjustments on minority interest		(14,328)	(33,404)

Stockholders’ equity under U.S. GAAP		$785,872	$813,186

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c. Analysis of changes in stockholders’ equity under U.S. GAAP:

	Reference to subnote d.	December 31,
		2002	2003
Balance at beginning of the year		$915,341	$785,872
Effect on purchase of subsidiary shares	iii	(34,749)
Treasury shares		(204,904)
Net income		110,184	27,314

Balance at end of the year		$785,872	$813,186

d. Significant differences between IFRS and U.S. GAAP:

i. Deferred income tax and employees’ statutory profit sharing

The deferred income tax included in the consolidated financial statements was calculated in accordance with the IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.

In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.

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The differences in the net deferred income tax and employees’ statutory profit sharing assets determined under U.S. GAAP and IFRS at December 31, 2002 and 2003 are summarized below:

	Deferred income tax assets		Deferred profit sharing assets
	2002	2003	2002	2003
Amounts recorded under IFRS	$100,972	$78,845	$-	$
Amount determined under U.S. GAAP	134,378	196,630	38,693		50,221

Net difference	($33,406)	($117,785)	($38,693)		($50,221)

Under U.S. GAAP, employee profit sharing would be considered as operating expense.

ii. Deferred charges

During 2001, the Company incurred in certain financing costs paid to third parties which were capitalized under IFRS amounting to $933. Under U.S. GAAP, it is required that these costs are expensed as incurred.

Additionally during 2002, the Company incurred in certain expenses related with the $180,000 senior notes as mentioned in Note 5. Under U.S.GAAP the legal fees for the exchange of such senior notes amounting to $231 should be expensed as incurred. Nevertheless, under IFRS these expenses should be capitalized and amortized over the period of the senior notes. The amortization for the year ended December 31, 2003 was 34.

iii. Mexrail transaction

As more fully described in Note 1, on March 27,2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded this transaction pursuant to SFAS No. 141 “Business Combinations” with partial fair value step-up (49%), for KCS’s investment, being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, both allocated in fixed assets. During the year ended December 31, 2003 the depreciation was $612 ($459 for 2002). The portion sold by Grupo TMM to TFM (51%) amounting to $21.4 million was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM. Thus, the effect of the latter affected stockholders’ equity by $16.4 million (80%) and minority interest by $4.1 million.

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iv. Earnings per share

The weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 was 10,063,570; 9,011,069 and 7,585,100, respectively. The net income per share (basic and diluted) under U.S. GAAP was $7.31 in 2001, $12.23 in 2002 and $3.60 in 2003.

v. Intangible assets and long-lived assets

In accordance with IFRS, impairments are recognized using discounted operating cash flows, while under U.S. GAAP the Company must use undiscounted cash flows. Under both methods, there is no impairment of intangible assets and long-lived assets.

vi. Deferred financing costs

For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.

vii. Effect of recently issued accounting standards as they relate to the Company

In April 2003, SFAS No. 149 Amendments to SFAS No. 133 (“SFAS No. 133”) on “Derivative Instruments and Hedging Activities” was issued and is applicable for contracts entered into or modified after June 30, 2003. The requirements of SFAS No. 133, as amended by SFAS 149 requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging.

In May 2003, Statement of Financial Accounting Standard No. 150 (“SFAS 150”) “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 improves the accounting for certain free standing financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that certain instruments be classified as liabilities in the statements of financial position. With the exception of the deferral of the provisions related to mandatorily redeemable non controlling interests, SFAS No. 150 is applicable for all financial instruments entered into or modified after May 31, 2003 and is otherwise applicable at the beginning of the first interim period after June 15, 2003.

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In January 2003, FIN 46 “Consolidations of Variable Interest Entities” (“FIN 46”), was issued and clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs. For all Special Purpose Entities (“SPEs”) created prior to February 1, 2003, public companies must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003 (i. e., as of December 31, 2003 for an entity with a calendar year-end). If a public company applies FIN 46 for such period, the provisions of FIN 46-R must be applied as of the end of the first interim or annual reporting period ending after March 15, 2004. For all non-SPEs created prior to February 1, 2003, public companies will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless or whether the entity is an SPE) that were created subsequent to January 31, 2003, public companies were already required to apply the provisions of FIN 46, and should continue doing so unless they elect to early adopt the provisions of FIN 46-R as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to early adopt FIN 46-R, public companies would be required apply FIN 46-R to these post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

The Company is currently evaluating the impact, if any, that the adoption of the above mentioned standards may have on the combined and consolidated financial statements.

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e. Condensed combined and consolidated balance sheets and income statements

The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP:

	Condensed combined and consolidated Balance Sheets
	December 31,
	2002	2003
Total current assets	$265,250	$225,742
Long-term account receivable	1,388	1,350
Concession rights and related assets - Net	1,215,487	1,174,217
Property, machinery and equipment - Net	638,716	660,294
Deferred income taxes and employees’ statutory profit sharing	163,822	238,474
Other non-current assets	41,850	37,447

Total assets	$2,326,513	$2,337,524

Total short-term liabilities	$147,295	$362,689
Total long-term liabilities	1,045,287	806,660

Total liabilities	1,192,582	1,169,349

Minority interest	348,059	354,989

Capital stock	807,008	807,008
Treasury Shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(17,115)	(17,115)
Retained earnings	200,883	228,197

Total stockholders’ equity	785,872	813,186

Total liabilities and stockholders’ equity	$2,326,513	$2,337,524

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	Condensed combined and consolidated Statements of Income
	Years ended December 31,
	2001	2002	2003
Transportation revenues	$720,627	$712,140	$698,528
Cost and expenses	521,115	541,254	558,481

Income on transportation	199,512	170,886	140,047
Other expenses - Net	(17,587)	(11,721)	(32,473)

Operating income	181,925	159,165	107,574
Net financing cost	(80,649)	(113,226)	(124,827)

Income (loss) before provision for deferred income taxes and minority interest	101,276	45,939	(17,253)
Current income tax	(79)		(10,763)
Deferred income tax (expense) benefit	(9,252)	91,505	62,252
Minority interest	(18,384)	(27,260)	(6,922)

Net income for the year	$73,561	$110,184	$27,314

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